Daniel K. Donahue

949.732.6557

DonahueD@gtlaw.com

April 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Azitra Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 20, 2023
File No. 333-269876

Ladies and Gentlemen:

This letter is submitted on behalf of Azitra Inc, a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 20, 2023 (“Amendment No. 1”), as set forth in your letter dated April 3, 2023 addressed to Mr. Francisco Salva, Chief Executive Officer of the Company (the “Comment Letter”).

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the Company’s responses refer to prospectus made part of the Amendment No. 2 to the Registration Statement filed concurrently herewith.

Bayer Joint Development Agreement, page 64

1.	We note your response to our prior comment 6 and re-issue in part. Please revise your disclosure to clarify that you have not negotiated a commercial license with Bayer and that you would only do so in the event that Bayer decides to exercise the option.

Response to Comment No. 1:

We have provided the requested disclosure in the last sentence of the carryover paragraph on pages 63 and 64.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

April 10, 2023

Preclinical Data for ATR-01, page 64

2.	We note your revised disclosure in response to prior comment 7. Please further revise to include narrative text to explain how Graphic B supports the conclusion that there is a tendency for improved stratum corneum thickness with mFlg. For instance, please revise to explain clearly what each axis represents. Also explain what the dots and lines represent and why there are two sets of entries (orange dots) for FT+FLG.

Response to Comment No. 2:

The requested disclosure has been provided on page 64.

Financial Statements

Note 19. Subsequent Events, page F-32

3.	Please revise to clearly state the status and timing of the board approval of your proposed forward stock split, and the fact that the financial statements have not been adjusted for that effect.

Response to Comment No. 3:

The requested disclosure has been provided on page F-32.

General

4.	We note your response to prior comment 8; however, the Peak Sales Opportunity figure still remains in your cover graphic. Please revise.

Response to Comment No. 4:

The cover graphic has been revised as requested.

* * *

We thank the Staff for its review and consideration of the Company’s Registration Statement and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6557 or by email at DonahueD@gtlaw.com.

Sincerely,

/s/ Daniel Donahue
Daniel K. Donahue, Esq.
cc:	Francisco Salva, Chief Executive Officer, Azitra Inc